SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                        FORM 15

      Certification  and Notice of  Termination  of  Registration  under Section
          12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13 and 15(d) of the Securities
                                Exchange Act of 1934.
                         Commission File Number: 0-13824
                             CitiSave Financial Corporation
               (Exact name of registrant as specified in its charter)

             665 Florida Street, Baton Rouge, Louisiana 70801 (504) 383-4102 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

        Common Stock of CitiSave Financial Corporation, $.01 par value per share (Title of each class of securities covered by this Form)

                                        None
          (Titles of   all   other   classes   of securities  for which a duty
             to file  reports   under   section  13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)        [ ]    Rule 12h-3(b)(1)(ii)       [ ]
         Rule 12g-4(a)(1)(ii)       [ ]    Rule 12h-3(b)(2)(i)        [ ]
         Rule 12g-4(a)(2)(i)        [ ]    Rule 12h-3(b)(2)(ii)       [ ]
         Rule 12g-4(a)(2)(ii)       [ ]    Rule 15d-6                 [ ]
         Rule 12h-3(b)(1)(i)        [ x]



Approximate number of holders of record as of the certification
             or notice date:         0

         Pursuant to the requirements of the Securities Exchange Act of 1934, CitiSave Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: August 14, 1997  BY: /s/ Stephen E. Barker
                           ----------------------------------------------
                              Stephen E. Barker, Controller and Principal
                              Accounting Officer,  Deposit Guaranty Corp.
                              Successor to CitiSave Financial Corporation

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.